[CWAM LETTERHEAD]

May 1, 2018

Columbia Acorn Trust

227 W. Monroe Street

Suite 3000

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, LLC (“CWAM”) hereby contractually undertakes as of the date hereof with respect to Columbia Acorn Fund (the “Fund”), a series of Columbia Acorn Trust (the “Trust”), to waive fees and reimburse certain expenses of the Fund, through April 30, 2019, such that total Fund ordinary operating expenses (excluding transaction costs and certain other investment-related expenses, and interest and fees on borrowings) do not exceed the annual rates of:

•	1.11% of the Fund’s average daily net assets attributable to Class A shares;

•	0.86% of the Fund’s average daily net assets attributable to Class Adv shares;

•	1.86% of the Fund’s average daily net assets attributable to Class C shares;

•	0.86% of the Fund’s average daily net assets attributable to Institutional Class shares;

•	0.84% of the Fund’s average daily net assets attributable to Institutional 2 Class shares; and

•	0.79% of the Fund’s average daily net assets attributable to Institutional 3 Class shares.

Notwithstanding the foregoing, the limitations on total ordinary operating expenses set forth herein shall not apply to any class of shares of the Fund established after the effective date hereof.

Effective May 1, 2018, this contractual undertaking supersedes any prior contractual expense limitation provisions for the Fund, and may not be modified or terminated without the approval of the Fund’s Board of Trustees and CWAM. This undertaking shall be binding upon any successors and assignees of CWAM.

This undertaking shall be binding upon any successors and assignees of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ P. Zachary Egan
P. Zachary Egan
President

Agreed and accepted by

COLUMBIA ACORN TRUST, on behalf of its series Columbia Acorn Fund

By:	/s/ John Kunka
John Kunka
Vice President and Treasurer